Exhibit 1

Deltic		210 EAST ELM STREET
Timber [LOGO]		EL DORADO, AR 71730
Corporation	NEWS RELEASE	NYSE: DEL

FOR RELEASE:	CONTACT:	Kenneth D. Mann	Clefton D. Vaughan
		Investor Relations	Public Relations

IMMEDIATELY

July 1, 2003

Dillon Assumes Office of President and Chief Executive Officer

EL DORADO, ARKANSAS—July 1, 2003- Deltic Timber Corporation (NYSE: DEL) announced that effective today, Ray C. Dillon has assumed the office of President and Chief Executive Officer of the Company and has been elected to the Company’s Board of Directors, replacing Ron L. Pearce, who retires August 1, 2003. Mr. Dillon commented, “I am proud to become associated with Deltic Timber Corporation. The Company has an impressive ensemble of assets and a great group of employees. I hope and plan to contribute to the continued growth of the Company and to the enhancement of its value for our stockholders. I expect a seamless transition in the leadership of the Company and deeply appreciate Ron Pearce’s assistance in this regard over the next month.”

Deltic Timber Corporation is a natural resources company engaged primarily in the growing and harvesting of timber. The Company owns approximately 436,800 acres, primarily in Arkansas and north Louisiana, including 431,100 acres of timberland. In addition to its timber operations, Deltic is engaged in the manufacture and marketing of lumber and in real estate development projects in central Arkansas. Sawmill operations consist of two mills, the Ola Mill in central Arkansas and the Waldo Mill in south Arkansas. The Company also holds a 50 percent interest in Del-Tin Fiber L.L.C., a joint venture formed to manufacture and market medium density fiberboard (MDF).